Allan D. Reiss areiss@velaw.com
Tel 212.237.0019  Fax 917.849.5363

March 1, 2010

Via EDGAR and Facsimile

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Penn Virginia GP Holdings, L.P.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-164253

Dear Mr. Schwall:

Penn Virginia GP Holdings, L.P. (the “Registrant”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments contained in the letter dated February 24, 2010 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.

The Registrant has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission, March 1, 2010, Page 2

Selling Unitholders, page 45

1.	We note our response to our prior comment 2 and reissue the comment. Please revise your registration statement to identify the selling unitholders and Penn Virginia Corporation as underwriters.

Response:  The Registration Statement has been revised as requested.  Please see page 45 of Amendment No. 2.

2.	We note the prior comment 3 and reissue the comment. For example, please disclose in this section that Penn Virginia Resources GP Corp. is the sole member of your general partner.

Response:  The Registration Statement has been revised as requested.  Please see page 45 of Amendment No. 2.

Please direct any questions that you have with respect to the foregoing to Allan D. Reiss at (212) 237-0018 or to Catherine Gallagher at (202) 639-6544.

Very truly yours,

/s/ Allan D. Reiss

Allan D. Reiss
Vinson & Elkins L.L.P.
cc:           N. Snyder